January 12, 2017

VIA EMAIL AND MAIL

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	American Brivision (Holding) Corporation
Registration Statement on Form S-1
Filed September 13, 2016
File No. 333-213618

Dear Ms. Hayes:

This letter is in response to the letter dated December 2, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American Brivision (Holding) Corporation (the “Company”, “we” or“our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1/A submitted accompanying this Response Letter, is referred to as Amendment No. 2.

Prospectus Cover Page

1.       We acknowledge your response to our prior comment 1. However, we do not see the information on the revised cover page. Please provide the price of your common stock as of the most recent practicable date.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on the cover page of Amendment No.2.

Risk Factors

Our current products have certain side effects, page 8

2.       We refer to your revised disclosure in response to prior comment 3. You state that you have not identified serious adverse effects associated with any of your products. Please reconcile this disclosure with the adverse effects observed during the maitake mushroom extract clinical trial described at the website you list on page 32, which are labeled as “serious adverse events” and which include adverse events that are not disclosed in your risk factor, such as decrease in platelet count, eye disorder and lung infection.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 9 of Amendment No.2.

3.       Please also explain the terms “pruritus” and “eosinophilia.” In addition, your discussion on radix polygalae appears to minimize the risk of the side effects based on your study of a limited number of subjects. For example, we note that WebMD warns that when ingested on a long-term basis, it can be unsafe, and that it is unsafe to ingest for pregnant women because it could cause miscarriages. Please revise your risk factor to include all serious adverse effects for radix polygalae, or explain to us why these other effects are not applicable to your product candidate.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 9 of Amendment No.2.

Our Licensed Compound, page 31

4.       From the description of your business and the collaboration agreement, it appears that BioLite developed the compounds and assumes the responsibility for preparing and submitting the INDs and NDAs based on clinical trial results. The details of your arrangements related to the performance of the clinical trials are unclear. Please expand your discussion to clarify the following:

●	Please clarify the nature of your rights to clinical trial data resulting from clinical trials performed by MSKCC, MD Anderson Cancer Center, BioLite, the Taiwan medical sites or Stanford University.

●	Please clarify whether you bore any of the expenses of the clinical trials previously conducted or if you will bear any of the expenses to trials that have not yet been conducted.

●	Please identify the top U.S. cancer centers to develop a Phase II clinical trial IND package relating to ABV-1502.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 30 of Amendment No.2. Due to our confidentiality obligations, we are not permitted to disclose the name of the top cancer center at this time.

5.       We note your disclosure that the primary endpoints of the Phase I/II clinical trial conducted by MSKCC were safety and tolerability. Please clarify why this trial is a Phase I/II if it did not include any endpoints relating to efficacy.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 32 of Amendment No.2.

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6.       We refer to our prior comment 7, and note that your disclosure continues to include brief statements that “safety was approved” for certain of your products. As noted in our prior comment, the safety of a drug is a determination to be made by the FDA and other comparable regulatory agencies. Additionally, as you note in your discussion of the FDA approval process on page 37, safety is continually assessed in each clinical trial phase, not upon the completion of a phase I clinical trial. When all clinical trials have been completed successfully, the FDA’s determination is that the drug is safe and effective for use under the conditions prescribed, as opposed to safety being approved without qualification as to its use. Accordingly, please revise your disclosure to eliminate any suggestion that the FDA or any comparable regulatory authority has determined your products to be safe.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 30-34 of Amendment No.2.

7.       Regarding the Phase II study for the use of ABV-1503 in the treatment of CLL, please disclose the primary and secondary endpoints of the study, the number of subjects you expect to participate in the study, the expected duration of the trial, and the method you will use to administer the product. In addition, you state here that you are currently preparing the IND package. Please clarify what this means in light of your statement on page 31 that BioLite is responsible for all IND packages and clinical study reports.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 33 of Amendment No.2.

8.       We refer to your additional disclosure in response to our prior comment 8. Regarding your disclosure for Phase I clinical trials described on pages 31 - 32, please include the date an IND was filed for such trials, or explain why an IND was not required.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 31-34 of Amendment No.2.

9.       In addition, for each described study on pages 31-33, please further expand on your disclosure to describe the results of the trials, including whether the primary and/or secondary endpoints were met. For example, on page 32, you state that the maitake mushroom extract study was to see whether maitake improves neutrophil count and function, but you do not discuss the results of the trial regarding the primary endpoint. In addition, we note that there is additional information regarding your products and prior trials contained in the Form 8-K that you filed on February 16, 2016. To the extent that the information continues to be relevant for your products, please add this information in the Form 8-K into your registration statement, or explain to us why the information is no longer material.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 31-34 of Amendment No.2. All information relevant to our five licensed compounds and the trials that are material to our ongoing efforts to bring them to market are included in the S-1, as amended. The 8-K filed February 16, 2016, contains historical scientific information and detailed information on pre-clinical trial experiments that weighed heavily on our decision to continue development of the Products, but all material information on the ongoing clinical trial processes are included in the S-1/A and the journal articles referenced therein.

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10.     Regarding ABV-1504, you state on page 32 that the Phase I and Phase II Part One trials were completed. Please expand your disclosure on page 33 to include a discussion of the Phase II Part One trial, and to discuss where you conducted these trials. For the Phase II Part One trial, please also disclose the period of the trial, the number of participants, and how you administered the products. On page 32, you state that BioLite plans to start Phase II Part Two for ABV-1504 during Q3 2016. Please provide an update regarding the current status of your plans for this trial.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 33-34 of Amendment No.2.

11.     Based on the data at the website you reference at the bottom of page 32, it appears that although 45 subjects were enrolled in the clinical study, 24 patients were not treated. Please revise your disclosure to clarify the number of subjects that participated in the study and to reconcile the disclosure. Please also revise to explain the terms “hematopoiesis” and “myelodysplastic,” and to disclose the method you used to administer the product.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 32 of Amendment No.2.

Market Opportunity and Growth Strategy/Business Plan, page 33

12.     We note your response to comment 5 and that your business model appears to be dependent on medical research institutions conducting clinical trials of the compounds you license from BioLite. Please explain your plans in the absence of research institutions conducting clinical trials on any of these compounds.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 34 of the Amendment No.2.

13.     We note your disclosure that your business plan is to conduct a Phase II clinical trial for the “above licensed compound.” It is unclear what compound you are referring to. Additionally, clarify whether you intend to contract with another party to conduct the Phase II trial.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 31-34 of the Amendment No.2.

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14.     Your “competitive advantages” do not appear to reflect the current status of your business. For example, there is no guarantee you will demonstrate the desired result from any of your product candidates, you do not currently have any co-development agreements with leading big international pharmaceutical companies, and there is no guarantee you will enter into agreements which allow you to obtain a return on your investment at all. Please revise this discussion to delete the reference to these as advantages. Additionally, include risk factor disclosures clarifying that your plans are dependent on your ability to enter into such agreements and the potential consequences if you are not successful.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 7 and 34 of Amendment No.2.

15.     We refer to your revised disclosure in response to our prior comment 10, and note that you intend to seek out companies that will sublicense rights to manufacture and commercialize your products. However, it does not appear that your current collaboration agreement with BioLite contemplates sublicensing. Please expand your disclosure to explain your ability to sublicense your rights under the collaboration agreement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 34 of Amendment No.2.

Intellectual Property, page 34

16.     We note your new disclosure in response to our prior comment 11. On page 35, it appears that the last four patents are pending applications that have been filed. However, based on disclosure in your Form 8-K filed on February 16, 2016, it appears that these patents were granted in 2006. Please reconcile your disclosures.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 36 of the Amendment No.2.

Executive Compensation, page 40

17.     Please reconcile your new disclosure on page 42 that you entered into an employment agreement with Ms. Huang in September 2016 with your disclosure on page 40 and in the fourth paragraph on page 42 that you entered into such agreement in February 2016. Since the summary compensation table indicates that she has not yet been paid a salary, please explain when her salary payments will begin. In addition, please file your employment contract with Ms. Huang in the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 40 and Exhibit 10.3 of Amendment No.2.

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Selling Stockholders, page 45

18.     We refer to your revised selling stockholder table in response to our comment 16, and note that the ownership percentages after the offering do not seem to be accurate based on a total of 213,303,222 outstanding shares of common stock. Please revise the table or provide an explanation regarding the reflected amounts.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 45 of Amendment No.2.

Experts, page 52

19.     It appears that the name of the audit firm you identify, DCAW (CPA) Limited, is not the current name of this firm. Please revise your filing to include the current legal name of your auditor. This comment also applies to the name presented in the Index to Exhibits.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 50 and the Index to Exhibits of Amendment No. 2.

Condensed Consolidated Statements of Cash Flow, page F-4

20.     With regard to your response to prior comment 21, funds received from issuance of shares is a financing activity. Tell us what the $300,000 increase (decrease) in other payable relates to and if the $300,000 relates to financing activities rather than operating activities. We repeat: explain to us how your operations provided cash from operating activities of $45,871 for the period from July 21, 2015 to September 30, 2015 when you report no revenues.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 28 and F-5 of Amendment No.2. Our auditors have revised the cash flow so that the net cash used in operating activities is now $517, which cash is indicated as mainly contributed from cash provided by financing activities.

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Notes to Consolidated Financial Statements

Note 4 Collaborative Agreement, page F-7

21.     We acknowledge your response to prior comment 23. The license of product rights is an intangible asset that can only be capitalized if it has alternative future uses as stipulated in ASC 730-10-25-2c. Absent alternative future uses the acquisition of product rights to be used in research and development activities must be charged to research and development expenses immediately as stipulated in ASC 730-10-25-1. As previously requested, please tell us how each of the product rights you acquired have alternative future uses. Otherwise, please revise your financial statements to charge your entire $3.5 million upfront payment to research and development expenses.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-14 of Amendment No.2. Our auditors have reclassified the entire upfront expense into research and development expenses under “Selling, general and administrative expenses.”

Exhibit 23.1

22.     Please have your auditor remove their audit report filed as this exhibit and replace it with a currently dated consent to the inclusion of their report dated November 11, 2016 into your registration statement and the reference to their firm in the Experts section of your registration statement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in Exhibit 23.1 of Amendment No.2.

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In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on the cover page of the Amendment No. 1.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

/s/ Kira Huang
Chief Financial Officer
American Brivision (Holding) Corporation

cc:	Joan Wu, Esq.

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